EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE($)
Purchase of Common Stock	2/11/2016	352,127	7.24
Sale of Common Stock	3/3/2016	(1,166,000)	8.36
Sale of Common Stock	3/7/2016	(157,600)	8.44
Sale of Common Stock	3/8/2016	(245,800)	8.42
Sale of Common Stock	3/9/2016	(569,500)	8.41
Sale of Common Stock	3/10/2016	(1,044,955)	8.46
Sale of Common Stock	3/11/2016	(1,446,700)	8.54
Sale of Common Stock	3/14/2016	(805,800)	8.61
Sale of Common Stock	3/15/2016	(386,000)	8.59
Sale of Common Stock	3/16/2016	(839,500)	8.66
Sale of Common Stock*	3/17/2016	(30,000,000)	8.56

*	Block trade.